                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 7)

                            RHONE-POULENC RORER INC.
                                (NAME OF ISSUER)

                        Common Shares, without par value
                         (TITLE OF CLASS OF SECURITIES)

                                   76242T 10 4
                                 (CUSIP NUMBER)

                                   Yves Brissy
                               Rhone-Poulenc S.A.
                              25, quai Paul Doumer
                         92408 Courbevoie Cedex, France
                                (331) 47-68-12-34
          (NAME, ADDRESS, AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                      RECEIVE NOTICES AND COMMUNICATIONS)

                    Copies of all notices should be sent to:

                           Hubertus V. Sulkowski, Esq.
                               Shearman & Sterling
                         114, avenue des Champs-Elysees
                               75008 Paris, France
                                (331) 53-89-70-00

                                  June 26, 1997
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this statement, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box: / /

Check the following box if a fee is being paid with this statement:  / /

                               Page 1 of 14 Pages

---------------------------------------
CUSIP No. 76242T 10 4
---------------------------------------

-------------------------------------------------------------------------------
   1       NAME OF REPORTING PERSON                       Rhone-Poulenc S.A.
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                       (a) /_/
                                                                       (b) /_/
-------------------------------------------------------------------------------
   3       SEC USE ONLY

-------------------------------------------------------------------------------
   4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

-------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) TO 2(e)                                           /_/

-------------------------------------------------------------------------------
   6       CITIZENSHIP OF PLACE OF ORGANIZATION                         France

-------------------------------------------------------------------------------
    NUMBER OF          7       SOLE VOTING POWER                    97,170,370
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING
   PERSON WITH
                  -------------------------------------------------------------
                       8       SHARED VOTING POWER

                  -------------------------------------------------------------
                       9       SOLE DISPOSITIVE POWER               97,170,370

                  -------------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    97,170,370

-------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           (SEE INSTRUCTIONS)                                             /_/

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 68.34%, based upon a total of 142,183,974 Shares outstanding for voting purposes as of April 30, 1997 (including 137,175,187 Shares outstanding on such date according to Rhone-Poulenc Rorer Inc.'s Quarterly Report on Form 10-Q dated May 15, 1997, and 5,001,092 Shares in Rhone-Poulenc Rorer Inc.'s Employee Benefits Trust and 7,695 Shares held in Rhone-Poulenc Rorer Inc.'s treasury as of March 31, 1997, according to Rhone-Poulenc's records).

-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON                                         CO

-------------------------------------------------------------------------------

                               Page 2 of 14 Pages

        This Amendment No. 7 amends the Statement on Schedule 13D (the "Statement on Schedule 13D") filed by Rhone-Poulenc S.A., a French societe anonyme ("RPSA"), with the Securities and Exchange Commission and is filed to reflect information required pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, relating to shares of common stock, without par value, of Rhone-Poulenc Rorer Inc., a Pennsylvania corporation ("RPR" or the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Statement on Schedule 13D.

Item 2.        Identity and Background.

        Item 2 (c) of the Statement on Schedule 13D is hereby amended by restating in its entirety the Schedule A filed with the Securities and Exchange Commission on June 2, 1994 as part of Amendment No. 5 to the Statement on
Schedule 13D. The name, residence or business address and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of RPSA are set forth as restated in the Schedule A hereto, which is incorporated herein by reference.


Item 4.        Purpose of Transaction.

        Item 4 of the Statement on Schedule 13D is hereby amended by adding the following:

                On June 26, 1997, RPSA issued a press release (the "Release") announcing that it is undertaking a study of the possibility of increasing RPSA's ownership of RPR to 100% through a business combination with RPR, which would entitle the public minority
        shareholders of RPR     to receive $92.00 per Share. Such business
        combination would be proposed after the expiration on July 31, 1997, of the standstill period under the Acquisition Agreement. RPSA is evaluating the business combination in the context of several other potential transactions, including possibly a public offering of shares of RPSA to finance a portion of the costs of the business combination, a regrouping of RPSA's chemicals and fibers and polymers businesses into a new company and a public offering of shares of such new company. A copy of the Release is attached as an exhibit hereto and is incorporated herein by reference.The above summary of the potential transactions is qualified in its entirety by reference to the Release.

                               Page 3 of 14 Pages

Item 5.        Interest in the Securities of the Issuer.

        Item 5 of the Statement on Schedule 13D is hereby amended by adding the following:

               (a) As of June 26, 1997, RPSA was the owner of 97,170,370 Shares, constituting approximately 68.34% of the outstanding Shares (based upon 142,183,974 Shares outstanding as calculated above).

               The following table shows the number of Shares beneficially owned by the directors and executive officers of RPSA as of June 26, 1997 and the nature of such beneficial ownership.


                                                                             Number of Shares
                                           Number of Shares              Subject to Exercisable
Beneficial Owner                             Owned Directly               Options Issued by RPR
----------------                             --------------               ---------------------
Igor Landau                                             200                              20,000

Michel de Rosen                                       8,629                              58,814

Jean-Pierre Tirouflet                                     0                              20,000

               In addition, certain directors and executive officers of RPSA (6 persons in all) have the right to acquire options to purchase from RPSA up to an aggregate of 628,500 currently issued and outstanding Shares.

               (b) RPSA has the sole power to vote and dispose of 97,170,370 Shares.

               Each of the directors and executive officers of RPSA listed in paragraph (a) above has the sole power to vote and dispose of the numbers of Shares set forth opposite his name in paragraph (a) above.

               RPSA has the sole power to vote the 628,500 Shares underlying the rights to acquire options to purchase Shares discussed in paragraph (a) above. The directors and executive officers holding such rights have the sole power to dispose of such rights.

                               Page 4 of 14 Pages

               (c) RPSA has effected the following transactions in Shares during the past 60 days:


                             Amount
Date                      of Shares          Price per Share        Place of Trade        Type of Trade
----                      ---------          ---------------        --------------        -------------
April 30, 1997                1,500                  $ 42.00        Private sale          Sale pursuant to option
                                                                                          exercise

May 5, 1997                  11,000                  $ 42.00        Private sale          Sale pursuant to option
                                                                                          exercise

May 7, 1997                   2,000                 $ 32.125        Private sale          Sale pursuant to option
                                                                                          exercise

May 16, 1997                  2,000                  $ 42.00        Private sale          Sale pursuant to option
                                                                                          exercise

May 26, 1997                  4,500                FF 432.50        Paris Bourse          Open Market purchase

May 28, 1997                  2,778                FF 433.85        Paris Bourse          Open Market purchase

May 28, 1997                 37,500                FF 430.50        NYSE                  Open Market purchase

May 30, 1997                 12,195                FF 429.65        Paris Bourse          Open Market purchase

June 3, 1997                  3,883                FF 440.22        Paris Bourse          Open Market purchase

June 3, 1997                 11,180                $ 75.8775        NYSE                  Open Market purchase

June 4, 1997                 11,000                  $ 45.00        Private sale          Sale pursuant to option
                                                                                          exercise

June 4, 1997                 25,000                FF 450.62        Paris Bourse          Open Market purchase

June 4, 1997                100,000                $ 77.7688        NYSE                  Block purchase

June 5, 1997                 14,600                FF 462.13        Paris Bourse          Open Market purchase

June 5, 1997                275,000                  $ 78.50        NYSE                  Block purchase

June 5, 1997                 25,000                $ 78.5790        NYSE                  Open Market purchase

June 16,1997                  2,000                 $ 32.125        Private sale          Sale pursuant to option
                                                                                          exercise

June 18, 1997                 1,000                  $ 42.00        Private sale          Sale pursuant to option
                                                                                          exercise


Item 7.        Materials to Be Filed as Exhibits.

        Item 7 of the Statement on Schedule 13D is hereby amended by adding the following exhibit:

Exhibit
No.                                 Description
---                                 -----------
6.                                  Press release, dated June 26, 1997.

                               Page 5 of 14 Pages

                                    SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Rhone-Poulenc S.A.



                                      By /s/ Jean-Pierre Tirouflet
                                        ---------------------------------------
                                         Name:   Jean-Pierre Tirouflet
                                         Title:  Executive Group Vice President




Dated:  June 26, 1997

                               Page 6 of 14 Pages

                                   SCHEDULE A
                        DIRECTORS AND EXECUTIVE OFFICERS
                              OF RHONE-POULENC S.A.

I.  DIRECTORS

                                                                                       PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT INCLUDING THE
                                                                                       NAME (PRINCIPAL BUSINESS) AND
                                                                                       ADDRESS (IF DIFFERENT THAN
POSITION WITH RHONE-         NAME AND BUSINESS ADDRESS              CITIZENSHIP        BUSINESS ADDRESS) OF EMPLOYER
POULENC S.A.
Director, Chairman           Jean-Rene Fourtou                      French             Director, Chairman of the Board
and Chief Executive          c/o Rhone-Poulenc S.A.                                    and Chief Executive Officer of
Officer                      25, quai Paul Doumer                                      Rhone-Poulenc S.A.
                             92408 Courbevoie Cedex,
                             France

Director and Vice            Jean-Marc Bruel                        French             Director and Vice Chairman of
Chairman                     c/o Rhone-Poulenc S.A.                                    Rhone-Poulenc S.A.
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

Director                     Serge Kampf                            French             Chairman and Chief Executive
                             c/o Cap Gemini Sogeti                                     Officer of Cap Gemini Sogeti
                             11, rue Tilsit                                            (business management
                             75017 Paris, France                                       consulting)

Director                     Alain Merieux                          French             Chairman and Chief Executive
                             c/o Institut Merieux S.A.                                 Officer of Institut Merieux S.A.
                             17, rue Bourgelat                                         (research and development in
                             69002 Lyon, France                                        biology, medicine and
                                                                                       pharmaceuticals)

Director                     Didier Pineau-Valencienne              French             Chairman and Chief Executive
                             c/o Schneider S.A.                                        Officer of Schneider S.A.
                             64-70, avenue J.B. Clement                                (industrial/electric)
                             92646 Boulogne-Billancourt
                             Cedex, France

Director                     Michel Renault                         French             President of Credit Lyonnais
                             Credit Lyonnais                                           (banking)
                             19, boulevard des Italiens
                             75001  Paris, France

Director                     Assurances Generales de                French             Chairman and Chief Executive
                             France, represented by Antoine                            Officer of Assurances Generales
                             Jeancourt-Galignani                                       de France (insurance)
                             c/o Assurances Generales de
                             France
                             87, rue de Richelieu
                             75060 Paris Cedex 02, France

                               Page 7 of 14 Pages

                                                                                       PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT INCLUDING THE
                                                                                       NAME (PRINCIPAL BUSINESS) AND
                                                                                       ADDRESS (IF DIFFERENT THAN
POSITION WITH RHONE-         NAME AND BUSINESS ADDRESS              CITIZENSHIP        BUSINESS ADDRESS) OF EMPLOYER
POULENC S.A.
Director                     Banque Nationale de Paris,             French             President of Banque Nationale de
                             represented by Baudouin Prot                              Paris (banking)
                             c/o Banque Nationale de Paris
                             16, boulevard des Italiens
                             75009 Paris, France

Director                     Credit Suisse First Boston,            French             Member of the Executive Board
                             represented by Rudolph Hug                                of the Credit Suisse, Zurich
                             c/o Credit Suisse                                         (banking)
                             Uetlbergstrasse 231
                             8001 Zurich, Switzerland

Director                     Fiat France S.A., represented          French             Chairman and Chief Executive
                             by Giorgio Frasca                                         Officer of Fiat France S.A.
                             c/o Societe Fiat France                                   (automobiles)
                             140, avenue des Champs-
                             Elysees
                             75008 Paris, France

Director                     Societe Financiere et                  French             President of Societe Financiere
                             Immobiliere, Marcel Dassault,                             et Immobiliere Marcel Dassault
                             represented by Philippe                                   (real estate management)
                             Hustache
                             c/o Societe Financiere et
                             Immobiliere Marcel Dassault
                             9, rond-point des Champs-
                             Elysees
                             75008 Paris, France

Director                     Societe Generale, represented by       French             Chairman and Chief Executive
                             Marc Vienot                                               Officer of Societe Generale
                             c/o Societe Generale                                      (banking)
                             Tour Societe Generale
                             92972 Paris La Defense Cedex,
                             France

Director and                 Jean Eldin                             French             Employee of Rhone-Poulenc S.A.
Employee                     c/o Rhone-Poulenc S.A.
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

Director and                 Pierre Houche                          French             Employee of Rhone-Poulenc S.A.
Employee                     c/o Rhone-Poulenc S.A.
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

                               Page 8 of 14 Pages

                                                                                       PRESENT PRINCIPAL OCCUPATION
                                                                                       OR EMPLOYMENT INCLUDING THE
                                                                                       NAME (PRINCIPAL BUSINESS) AND
                                                                                       ADDRESS (IF DIFFERENT THAN
POSITION WITH RHONE-         NAME AND BUSINESS ADDRESS              CITIZENSHIP        BUSINESS ADDRESS) OF EMPLOYER
POULENC S.A.
Director and                 Alain Magnanelli                       French             Employee of Rhone-Poulenc S.A.
Employee                     c/o Rhone-Poulenc S.A.
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

                               Page 9 of 14 Pages

II.  EXECUTIVE OFFICERS

                             NAME AND BUSINESS ADDRESS              CITIZENSHIP        POSITION WITH RHONE-POULENC
                                                                                       S.A.
                             Jean-Rene Fourtou                      French             Director, Chairman and Chief
                             c/o Rhone-Poulenc S.A.                                    Executive Officer of Rhone-
                             25, quai Paul Doumer                                      Poulenc S.A.
                             92408 Courbevoie Cedex,
                             France

                             Jean-Marc Bruel                        French             Director and Vice Chairman,
                             c/o Rhone-Poulenc S.A.                                    supervises Quality, Safety and
                             25, quai Paul Doumer                                      Environmental Protection,
                             92408 Courbevoie Cedex,                                   Industrialization and South
                             France                                                    American and Asian-Pacific
                                                                                       operations

                             Philippe Desmarescaux                  French             Group President, supervises the
                             c/o Rhone-Poulenc S.A.                                    Chemical segment, Research and
                             25, quai Paul Doumer                                      Development and North
                             92408 Courbevoie Cedex,                                   American operations
                             France

                             Alain Godard                           French             Supervises Animal and Plant
                             c/o Rhone-Poulenc S.A.                                    Health segment
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

                             Igor Landau                            French             Group President, supervises the
                             c/o Rhone-Poulenc S.A.                                    Pharmaceuticals segment,
                             25, quai Paul Doumer                                      Corporate Communication and
                             92408 Courbevoie Cedex,                                   operations in the European
                             France                                                    Union and the European Free
                                                                                       Trade Association

                             Rene Penisson                          French             Group Senior Vice President
                             c/o Rhone-Poulenc S.A.                                    Human Resources
                             25, quai Paul Doumer
                             92408 Courbevoie Cedex,
                             France

                             Martin Pinot                           French             Executive Vice President of the
                             c/o Rhone-Poulenc S.A.                                    Chemical segment and President
                             25, quai Paul Doumer                                      of the segment's European Zone.
                             92408 Courbevoie Cedex,
                             France

                               Page 10 of 14 Pages

                             NAME AND BUSINESS ADDRESS              CITIZENSHIP        POSITION WITH RHONE-POULENC
                                                                                       S.A.
                             Michel de Rosen                        French             Chairman and Chief Executive
                             c/o Rhone-Poulenc Rorer Inc.                              Officer of Rhone-Poulenc Rorer
                             500 Arcola Road                                           Inc.
                             Collegeville, Pennsylvania
                             19426-0107
                             USA

                             Jean-Pierre Tirouflet                  French             Group Executive Vice President,
                             c/o Rhone-Poulenc S.A.                                    President of the Fibers and
                             25, quai Paul Doumer                                      Polymers segment, Group
                             92408 Courbevoie Cedex,                                   Finance, Corporate Strategy and
                             France                                                    Development, Control, Information
                                                                                       Systems and Legal Functions, and
                                                                                       International Affairs, the
                                                                                       Garden Care division and
                                                                                       operations in Central and
                                                                                       Eastern Europe and the CIS.

                               Page 11 of 14 Pages

                                  EXHIBIT INDEX

Exhibit
No.                           Description
---                           -----------
6.                            Press release, dated June 26, 1997.

                               Page 12 of 14 Pages